                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                 SCHEDULE 13G/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 AMENDMENT NO. 1



                              Trammell Crow Company
                                (Name of Issuer)



                          Common Stock, $.01 par value
                         (Title of Class of Securities)



                                   89288R 10 6
                                 (CUSIP Number)

                                  June 2, 2003
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[X]  Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.


1         Name of Reporting Person:           Crow Public Securities, L.P.
          I.R.S. Identification Number of Above Person (entities only):

2         Check the Appropriate Box if a Member of a Group                         (a) [ ]

                                                                                   (b) [ ]
3         SEC Use Only

4         Citizenship or Place of Organization           Texas

   Number of Shares Beneficially     5       Sole Voting Power                           0

      Owned by Each Reporting        6       Shared Voting Power                   470,266

            Person With              7       Sole Dispositive Power                      0

                                     8       Shared Dispositive Power              470,266

9         Aggregate Amount Beneficially Owned by Each Reporting Person             470,266

10        Check if the Aggregate Amount in Row (9) Excludes Certain Shares             [ ]

11        Percent of Class Represented by Amount in Row (9)                           1.3%

12        Type of Reporting Person                                                      PN

CUSIP NO.


1         Name of Reporting Person:           CFH Captial Resources, L.P.
          I.R.S. Identification Number of Above Person (entities only):

2         Check the Appropriate Box if a Member of a Group                         (a) [ ]

                                                                                   (b) [ ]
3         SEC Use Only

4         Citizenship or Place of Organization           Texas

   Number of Shares Beneficially     5       Sole Voting Power                           0

      Owned by Each Reporting        6       Shared Voting Power                 1,327,489

            Person With              7       Sole Dispositive Power                      0

                                     8       Shared Dispositive Power            1,327,489

9         Aggregate Amount Beneficially Owned by Each Reporting Person           1,327,489

10        Check if the Aggregate Amount in Row (9) Excludes Certain Shares             [ ]

11        Percent of Class Represented by Amount in Row (9)                           3.6%

12        Type of Reporting Person                                                      PN

CUSIP NO.


1         Name of Reporting Person:           CFHS, L.L.C.
          I.R.S. Identification Number of Above Person (entities only):

2         Check the Appropriate Box if a Member of a Group                         (a) [ ]

                                                                                   (b) [ ]
3         SEC Use Only

4         Citizenship or Place of Organization           Delaware

   Number of Shares Beneficially     5       Sole Voting Power                           0

      Owned by Each Reporting        6       Shared Voting Power                 1,327,489

            Person With              7       Sole Dispositive Power                      0

                                     8       Shared Dispositive Power            1,327,489

9         Aggregate Amount Beneficially Owned by Each Reporting Person           1,327,489

10        Check if the Aggregate Amount in Row (9) Excludes Certain Shares             [ ]

11        Percent of Class Represented by Amount in Row (9)                           3.6%

12        Type of Reporting Person                                                      OO

CUSIP NO.


1         Name of Reporting Person:           Crow Family, Inc.
          I.R.S. Identification Number of Above Person (entities only):

2         Check the Appropriate Box if a Member of a Group                         (a) [ ]

                                                                                   (b) [ ]
3         SEC Use Only

4         Citizenship or Place of Organization           Texas

   Number of Shares Beneficially     5       Sole Voting Power                           0

      Owned by Each Reporting        6       Shared Voting Power                 1,797,755

            Person With              7       Sole Dispositive Power                      0

                                     8       Shared Dispositive Power            1,797,755

9         Aggregate Amount Beneficially Owned by Each Reporting Person           1,797,755

10        Check if the Aggregate Amount in Row (9) Excludes Certain Shares             [ ]

11        Percent of Class Represented by Amount in Row (9)                           4.9%

12        Type of Reporting Person                                                      CO

CUSIP NO.


1         Name of Reporting Person:           Harlan R. Crow
          I.R.S. Identification Number of Above Person (entities only):

2         Check the Appropriate Box if a Member of a Group                         (a) [ ]

                                                                                   (b) [ ]
3         SEC Use Only

4         Citizenship or Place of Organization                    United States of America

   Number of Shares Beneficially     5       Sole Voting Power                         100

      Owned by Each Reporting        6       Shared Voting Power                 1,797,755

            Person With              7       Sole Dispositive Power                    100

                                     8       Shared Dispositive Power            1,797,755

9         Aggregate Amount Beneficially Owned by Each Reporting Person           1,797,855

10        Check if the Aggregate Amount in Row (9) Excludes Certain Shares             [ ]

11        Percent of Class Represented by Amount in Row (9)                           4.9%

12        Type of Reporting Person                                                      IN

ITEM 1(a).        NAME OF ISSUER.

                  Trammell Crow Company

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

                  2001 Ross Avenue, Suite 3400
                  Dallas, TX  75201-2997

ITEM 2(a).        NAMES OF PERSON FILING.

                  Crow Public Securities, L.P.
                  CFH Capital Resources, L.P.
                  CFHS, L.L.C.
                  Crow Family, Inc.
                  Harlan R. Crow

ITEM 2(b).        ADDRESS OR PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

                  2100 McKinney Avenue, Suite 700
                  Dallas, TX  75201

ITEM 2(c).        CITIZENSHIP.

                  See Item 4 on the cover pages.

ITEM 2(d).        TITLE OF CLASS OF SECURITIES.

                  Common Stock, $.01 par value

ITEM 2(e).        CUSIP NUMBER.

                  89288R 10 6

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b), OR 13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                  Not applicable.

ITEM 4.           OWNERSHIP.

                  See Items 5-9 on the cover pages.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

ITEM 10.          CERTIFICATIONS.

                  By signing below, each of Crow Public Securities, L.P., CFHS, L.L.C. and Harlan R. Crow, certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: June 18, 2003                  CROW PUBLIC SECURITIES, L.P., a Texas
                                      limited partnership

                                      By:      CROW FAMILY, INC., a Texas
                                               corporation and its General
                                               Partner


                                               By: /s/ ANTHONY W. DONA
                                                   ----------------------------
                                                   Anthony W. Dona
                                                   Chief Executive Officer


DATED: June 18, 2003                  CFH CAPITAL RESOURCES, L.P., a Texas
                                      limited partnership

                                      By:      CFHS, L.L.C., a Delaware limited
                                               liability company and its
                                               General Partner

                                               By:      CROW FAMILY, INC., a
                                                        Texas corporation, its
                                                        sole manager


                                                        By: /s/ ANTHONY W. DONA
                                                            -------------------
                                                            Anthony W. Dona
                                                            Chief Executive
                                                            Officer


DATED: June 18, 2003                  CFHS, L.L.C., a Delaware limited
                                      liability company

                                      By:      CROW FAMILY, INC., a Texas
                                               corporation, its sole manager


                                               By: /s/ ANTHONY W. DONA
                                                   ----------------------------
                                                   Anthony W. Dona
                                                   Chief Executive Officer


DATED: June 18, 2003                  CROW FAMILY, INC., a Texas corporation


                                      By: /s/ ANTHONY W. DONA
                                          -------------------------------------
                                          Anthony W. Dona
                                          Chief Executive Officer

                                      /s/ HARLAN R. CROW
DATE:  June 18, 2003                  -----------------------------------------
                                       Harlan R. Crow

                                  EXHIBIT INDEX


Exhibit
-------

99.1 Agreement Among Filing Parties dated May 22, 2003, previously filed.